TEXAS COMMUNITY BANCSHARES, INC.

215 West Broad Street

Mineola, TX 75773

May 11, 2021

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Texas Community Bancshares, Inc.

Registration Statement on Form S-1 (Commission File No. 333-254053)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Texas Community Bancshares, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 14, 2021 at 11:00 a.m. EDT, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ James H. Herlocker, III
James H. Herlocker, III
Chairman, President and Chief Executive Officer